UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 70th MEETING OF THE AUDIT AND CONTROL COMMITTEE

1. Place, date, time and attendance: At Av. Eng. Luiz Carlos Berrini, 1376, 31st floor, Brooklin, São Paulo – SP, on February 20, 2013, at 14:00 p.m., with the attendance of the Committee President, Mr. Luis J. Bastida and of the Committee Member, Mr. Antonio Gonçalves Oliveira and Fernando Xavier Ferreira. Also present to the meeting were the Finance and Investor Relations Officer, Mr. Gilmar Roberto Pereira Camurra; the Controller Officer, Mrs. Cristiane Barretto Salles; the Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant, Mr.

Giuliano Augusto de Melo; the Mergers and Acquisitions Officer, Mr. Norair Ferreira do Carmo; Mrs. Maria Tereza Pelicano - Investor Relations Manager; Mr. Manual Lara Gómez - the Intervention, Inspection and Audit Officer; Mrs. Viviane Miranda - the Internal Audit Officer; Mr. Phillip Mazzei Rizzato – Financial Audit Manager; Mr. André Tavares Paradizi - Business Profitability Officer; the Capital Market Manager, Mr. Alexandre Cruz; the representatives of Directa Auditores, Messrs. Clóvis Madeira and Maurício Domênico; the representatives of Ernst & Young Terco Auditores Independentes, Messrs. Alexandre Hoeppers, Ezequiel Rodrigues, Cassio Barbosa and Luis Monti (by audioconference, from Madrid) and; the Corporate Matters Officer, Mrs. Michelle Morkorski Landy, as Secretary of the Meeting.

2. Resolutions:

2.1. Review of the Financial Statements, accompanied with the Independent Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended 12.31.2012: The Accounting Officer, Mrs. Diana Policarpo Damião Choucair Ramos, presented the results for fiscal year ended December 31, 2012, providing explanations about matters related to the financial statements, accompanied with the Management’s Annual Report, with emphasis to the balance sheets, income statement, accounts receivable, provisions and contingencies. The representatives of independent auditors Directa Auditores, Messrs. Clóvis Madeira e Maurício Domênico, informed that they had no restrictions whatsoever in relation to the referred results, having delivered their unrestricted opinion, dated of February, 21, 2013. It was explained that such information would be submitted to the Board of Directors and to the Statutory Audit Committee, at meetings to be held on February 21, 2013, it being certain that on February 25, 2013 such information will be disclosed to the market. Upon reviewing such information and heard the comments of the independent and internal auditors, the Committee members issued their unrestricted opinion to the Board of Directors, which is filed with the head-office of the Company, as an attachment to these minutes, having decided to recommend to the Board of Directors the approval of the referred documents.

2.2. Allocation of the profit for the fiscal year ended 12.31.2012: The Mergers and Acquisitions Officer, Mr. Norair Ferreira do Carmo, presented the Proposal for Profit Allocation for the fiscal year ended December 31, 2012. The presentation was attended by the representatives of independent auditors Directa Auditores, Messrs. Clóvis Madeira and Maurício Domênico, who reviewd and approved the document presented. He explained that such information would be

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

submitted to the Board of Directors and to the Statutory Audit Committee, at meetings to be held on February 21, 2013, it being certain that on February 25, 2013 such information will be disclosed to the market. Upon reviewing such information and heard the comments of the independent and internal auditors, the Committee members issued their unrestricted opinion to the Board of Directors, which is filed with the head-office of the Company, as an attachment to these minutes, and they have decided to recommend to the Board of Directors the approval of the referred documents.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. (signatures) Luis J. Bastida – Committee President, Antonio Gonçalves Oliveira –Director, Fernando Xavier Ferreira – Director and Michelle Morkoski Landy – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 70th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 20, 2013, which was drawn-up in the proper book.

Michelle Morkoski Landy
Secretary of the Meeting
OAB/SP n° 178.637

AUDIT AND CONTROL COMMITTEE’S OPINION

The members of the Audit and Control Committee of Telefônica Brasil S.A., in the exercise of their assignments and legal responsibilities, have examined and reviewed the financial statements, accompanied with the independent auditors’ opinion and the Management’s Annual Report for fiscal year ended December 31, 2012 (“2012 Annual Financial Statements”) and, considering the information provided by the Company’s Board of Executive Officers and by Directa Auditores, as well as the proposal for allocation of the profit for Fiscal Year 2012, and it is their unanimous opinion that they fairly reflect, in all material aspects, the equity and financial situation of the Company and its controlled companies, and recommend the approval of the documents by the Board of Directors of the Company and the forwarding thereof to the General Shareholders’ Meeting, under the terms of the Corporations Act.

São Paulo, February 21, 2013.

Luis Javier Bastida – Audit and Control Committee President

Antonio Gonçalves de Oliveira – Audit and Control Committee Member

Fernando Xavier Ferreira – Audit and Control Committee Member

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 27th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director